Rize Up Bakery LLC

Profit and Loss
January - December 2020

	TOTAL
Income	**$43,636.00**
Cost of Goods Sold	**$20,625.00**
GROSS PROFIT	**$23,011.00**
Expenses	
Advertising & Marketing	1,384.00
Depreciation Expense	35,767.00
Fixed Overhead	
Insurance	794.00
Legal & Professional Services	1,625.00
Taxes & Licenses	107.00
Telephone & Internet	2,320.00
Utilities	3,025.00
Total Fixed Overhead	**7,871.00**
Total Expenses	**$45,022.00**
NET OPERATING INCOME	**$ -22,011.00**
NET INCOME	**$ -22,011.00**

Rize Up Bakery LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$26,798.94
Total Current Assets	**$26,798.94**
Fixed Assets	
Accumulated Depreciation	-35,767.00
Machinery & Equipment	
Equipment (2020)	35,767.00
Kitchen Appliances (2020)	13,758.00
Total Machinery & Equipment	**49,525.00**
Total Fixed Assets	**$13,758.00**
TOTAL ASSETS	**$40,556.94**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	26,798.94
Owner's Investment	35,769.00
Retained Earnings	
Net Income	-22,011.00
Total Equity	**$40,556.94**
TOTAL LIABILITIES AND EQUITY	**$40,556.94**

Rize Up Bakery LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-22,011.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	35,767.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**35,767.00**
Net cash provided by operating activities	**$13,756.00**
INVESTING ACTIVITIES	
Machinery & Equipment:Equipment (2020)	-35,767.00
Machinery & Equipment:Kitchen Appliances (2020)	-13,758.00
Net cash provided by investing activities	**$ -49,525.00**
FINANCING ACTIVITIES	
Opening Balance Equity	26,798.94
Owner's Investment	35,769.00
Net cash provided by financing activities	**$62,567.94**
NET CASH INCREASE FOR PERIOD	**$26,798.94**
CASH AT END OF PERIOD	**$26,798.94**